Exhibit 99.1

500.com Limited Establishes Special Committee and Announces Changes to Board of Directors and Management

December 31, 2019

SHENZHEN, China, December 31, 2019 /PRNewswire/ -- 500.com Limited (NYSE: WBAI) ("500.com" or the "Company"), a leading online sports lottery service provider in China, today announced that the Company’s Board of Directors (the “Board”) has formed a Special Investigation Committee (“SIC”) to internally investigate alleged illegal money transfers and the role played by consultants following the arrest of one consultant(also a former director of the Company’s subsidiary in Japan) and two former consultants by the Tokyo District Public Prosecutors Office.

Concurrently Mr. Xudong Chen, Chairman of the Board, has resigned, effective December 30, 2019. Mr. Chen’s resignation was not based on any disagreement with the Company on any matter related to its business, finance, accounting and/or any other affairs. In addition, the Board has accepted the request from Mr. Zhengming Pan, Director and Chief Executive Officer, to temporarily step aside from his positions, effective December 30, 2019, until the conclusion of the SIC’s investigation in order to ensure a thorough and fair investigation.

Mr. Shengwu Wu has been elected to replace Mr. Chen as Chairman of the Board and Mr. Zhaofu Tian, 500.com’s current Chief Technology Officer, has been appointed as Interim Chief Executive Officer, effective December 30, 2019 until the conclusion of the SIC’s investigation. Mr. Wu will join the Board’s Compensation Committee and chair the Strategic Planning Committee.

Mr. Wu joined Tsinghua Unigroup in September 2019 as an Executive Vice President. Prior to joining Tsinghua Unigroup, Mr. Wu served as the Deputy Director of the Department of Electronic Information under the Ministry of Industry and Information Technology of the People’s Republic of China. Mr. Wu holds a Ph.D from Huazhong University of Science and Technology, as well as a master’s and a bachelor’s degree from Tsinghua University.

The SIC of the Board is composed of Mr. Shengwu Wu, Chairman of the Board, Mr. Honghui Deng and Ms. Angel Yan Ki Wong, each independent director of the Board, and Ms. Amy Yang Zhou, General Manager of the International Collaboration Department of Tsinghua Unigroup.

About 500.com Limited

500.com Limited (NYSE: WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited
ir@500wan.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com